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Follow-Up Materials

08000079

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
JAN 09 2008
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-00002 FISCAL YEAR:

(03/94)

ADB

Management's Discussion & Analysis and Condensed Quarterly Financial Statements

30 June 2007
(Unaudited)

Asian Development Bank

CONTENTS

30 June 2007

Regional Cooperation and Integration Fund (RCIF)

Management's Discussion and Analysis

1. Overview

The Asian Development Bank (ADB) is an international development finance institution whose vision is an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources. Such funding resources are ADB's ordinary capital resources (OCR) and Special Funds resources to fund operations solely under ADB's administration; and various trust funds, which are externally funded and administered by ADB on behalf of donors. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis. The Charter requires that each funding resource be kept separate from the others.

2. Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations.

2.1. Basis of financial reporting

Statutory reporting. ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. ADB complies with Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments (collectively referred to as "FAS 133"), including FAS 155 (Accounting for Certain Hybrid Financial Instruments, an amendment to FAS 133 and 140). FAS 133 allows hedge accounting only if certain qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. Compliance with hedge accounting will impose undue constraints on future borrowings, loans, and hedge programs and will likely detract ADB's efforts to effectively and efficiently minimize the funding costs for its borrowing member countries. Accordingly, ADB elects not to adopt hedge accounting and reports all derivative instruments on the balance sheet at fair value while recognizing changes in the fair value of derivative instruments for the year as part of net income.

In 2006, ADB early adopted the provisions of FAS 155, which allow fair value measurement for hybrid financial instruments that contain embedded features that would otherwise be required to be treated as a separate derivative instrument (bifurcated) in the reported financial statements under FAS 133. ADB holds a small portion of hybrid financial instruments in its borrowing portfolio.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2006. ADB undertakes no obligation to update any forward-looking statements made in such documents.

Supplemental Reporting. ADB manages its balance sheet by selectively using derivatives to mitigate the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives, structured borrowings, and certain investments) are recorded at their fair value while loans, remaining borrowings, and remaining investments are recorded at carrying value, applying FAS 133 does not fully reflect the overall economic value of ADB's financial position. Therefore, to better reflect ADB's financial position and risk management, two supplemental financial statements are included: current value and pre-FAS 133. Applications of consistent approach on these statements allow better analysis for management information and decision making.

Table 1 presents selected financial data on three bases: statutory basis, pre-FAS 133 basis, and current value basis.

Table 1: Selected Financial Data
In million of U.S. dollars except ratio

	Statutory Basis		
	30 June 2007	30 June 2006	31 December 2006
Net Income	14	(124)	570
Average Earning Assets	41,443	36,954	37,904
Return on Earning Assets	2.25%	0.40%	1.50%
Return on Loans	5.18%	4.84%	4.98%
Return on Investments	4.70%	4.11%	4.18%
Cost of Borrowings	5.89%	5.84%	4.81%
Equity-to-Loan Ratio	45.25%	49.27%	47.51%
	Pre-FAS 133 Basis		
	30 June 2007	30 June 2006	31 December 2006
Net Income	327	267	706
Average Earning Assets	41,404	36,892	37,859
Return on Earning Assets	1.50%	1.45%	1.86%
Return on Loans	5.11%	4.81%	4.94%
Return on Investments	4.55%	4.04%	4.27%
Cost of Borrowings	4.68%	4.21%	4.31%
Equity-to-Loan Ratio	46.63%	50.51%	47.72%
	Current Value Basis		
	30 June 2007	30 June 2006	31 December 2006
Net Income	262	326	544
Average Earning Assets	42,295	38,208	39,130
Return on Earning Assets	1.31%	1.54%	1.31%
Return on Loans	2.95%	2.83%	2.58%
Return on Investments	4.78%	4.26%	5.48%
Cost of Borrowings	3.00%	2.55%	3.51%
Equity-to-Loan Ratio	47.25%	51.88%	47.90%

Note: Returns/cost of borrowings are based on annualized income/expenses and average assets/liabilities.

2.2. Discussion and analysis of current value

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the changes in market environment. Table 3 shows the Condensed Current Value Income Statements reconciled from the statutory basis for the six months ended 30 June 2007. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flow streams and applying the appropriate interest and exchange rates. The current value results may differ from the actual net realizable value in the event of liquidation. The reversal of the FAS 133 effects removes its impact, as these effects are part of the current value adjustments. Table 4 provides further details and analyses of the current value adjustments.

Table 2: Condensed Current Value Balance Sheets at 30 June 2007 and 31 December 2006
In thousands of U.S. dollars

	30 June 2007					31 December 2006
	Statutory Basis	Reversal of FAS 133	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	111,464	-	111,464	-	111,464	205,418
Investments and accrued income	14,942,244	-	14,942,244	-	14,942,244	12,891,140
Securities transferred under securities lending arrangement	3,441,991	-	3,441,991	-	3,441,991	1,922,901
Securities purchased under resale arrangement	286,958	-	286,958	-	286,958	432,963
Loans outstanding and accrued interest	27,602,953	(586)	27,602,367	256,819	27,859,186	27,176,109
Provision for loan losses and unamortized net loan origination costs	2,035	-	2,035	-	2,035	(14,324)
Equity investment	723,815	-	723,815	-	723,815	655,819
Receivable from members	176,045	-	176,045	(66,661)	109,384	108,822
Receivable from swaps						
Borrowings	17,005,734	802,403	17,808,137	(802,403)	17,005,734	12,986,831
Others	687,828	(3,889)	683,939	3,889	687,828	655,151
Other assets	768,573	-	768,573	-	768,573	480,870
TOTAL	**65,749,640**	**797,928**	**66,547,568**	**(608,356)**	**65,939,212**	**57,501,700**
Borrowings and accrued interest	31,067,099	288,864	31,355,963	(933,043)	30,422,920	27,972,473
Payable for swaps						
Borrowings	16,459,547	58,773	16,518,320	(58,773)	16,459,547	12,502,403
Others	629,831	64,545	694,376	(64,545)	629,831	655,461
Payable under securities lending arrangement	3,485,682	-	3,485,682	-	3,485,682	1,954,409
Accounts payable and other liabilities	999,007	-	999,007	-	999,007	683,814
Total Liabilities	**52,641,166**	**412,182**	**53,053,348**	**(1,056,361)**	**51,996,987**	**43,768,560**
Paid-in capital	3,683,139	-	3,683,139	-	3,683,139	3,652,800
Net notional maintenance of value receivable	(671,398)	-	(671,398)	-	(671,398)	(672,899)
Ordinary reserve	9,275,229	(2,500)	9,272,729	399,622	9,672,351	9,555,260
Special reserve	200,168	-	200,168	-	200,168	197,799
Loan loss reserve	182,100	-	182,100	-	182,100	130,100
Surplus	616,300	-	616,300	-	616,300	330,117
Cumulative revaluation adjustments account	(110,960)	110,960	-	-	-	-
Net income[1] — 30 June 2007	11,612	313,403	325,015	(65,450)	259,565	539,963
Accumulated other comprehensive income	(77,716)	(36,117)	(113,833)	113,833	-	-
Total Equity	**13,108,474**	**385,746**	**13,494,220**	**448,005**	**13,942,225**	**13,733,140**
TOTAL	**65,749,640**	**797,928**	**66,547,568**	**(608,356)**	**65,939,212**	**57,501,700**

[1] Net income after appropriation of guarantee fees to Special Reserve

Table 3: Condensed Current Value Income Statements for the Six-Month Periods Ended 30 June 2007 and 2006
In thousands of U.S. dollars

	30 June 2007					30 June 2006
	Statutory Basis	Reversal of FAS-133 Effects	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
REVENUE						
From loans	695,842	-	695,842	-	695,842	582,427
From investments	316,465	-	316,465	-	316,465	247,246
From guarantees	2,370	-	2,370	-	2,370	2,176
From other sources - net	49,580	-	49,580	-	49,580	22,551
Total Revenue	**1,064,257**	**-**	**1,064,257**	**-**	**1,064,257**	**854,400**
EXPENSES						
Borrowings and related expenses	665,991	-	665,991	-	665,991	525,310
Administrative expenses	67,429	-	67,429	-	67,429	76,645
Technical assistance to member countries	(234)	-	(234)	-	(234)	(403)
Other expenses	1,948	-	1,948	-	1,948	1,593
Total Expenses	**735,134**	**-**	**735,134**	**-**	**735,134**	**603,145**
Net realized (losses) gains	(1,736)	-	(1,736)	-	(1,736)	12,315
Net unrealized (losses) gains	(313,405)	313,403 [a]	(2)	-	(2)	6
Current value adjustments[b]	-	-	-	(65,450)	(65,450)	59,428
Provision for losses	-	-	-	-	-	3,081
NET INCOME (LOSSES)	**13,982**	**313,403**	**327,385**	**(65,450)**	**261,935**	**326,085**

[a] FAS 133 adjustments are reversed as the current value adjustments incorporate the effect of net unrealized losses on derivatives, as required by FAS 133.
[b] Current value adjustments include the effect of FAS 133 adjustments.

Table 4: Summary of Current Value Adjustments
In thousands of U.S. Dollars

	Balance Sheet Effects as of 30 June 2007					Income Statement Effects Year to Date	
	Loans After Swaps	Investments	Borrowings After Swaps	Other Assets	Less Prior Year Effects[a]	30 June 2007	30 June 2006
Total Current Value Adjustments on Balance Sheet	280,669	44,584	189,413	(66,661)	(532,290)	(84,285)	17,368
Unrealized (losses) gains on Investments[b]						(33,288) [c]	36,927
Accumulated Translation Adjustments						52,123 [d]	5,133
Total Current Value Adjustments						**(65,450)**	**59,428**

[a] Prior Year Effects include cumulative current value adjustments on all financial instruments made in the prior years.
[b] Relates to unrealized gains on investments and equity investments classified as available for sale.
[c] Included in Other Comprehensive Income under statutory basis.
[d] Relates to the translation adjustments for the quarter and current translation effects from FAS 133 reversals.

Current Value Balance Sheets

Loans and related swaps. Most loans are made to or guaranteed by ADB members. ADB does not sell its loans believing that there is no comparable market for them. The current value of loans incorporates management's best estimate of expected cash flows including interest. Estimated cash flows from principal repayments and interest are discounted by the applicable yield curves, which incorporates ADB's funding cost plus lending spread.

The current value also includes ADB's appropriate credit risk assessment for impaired loans. To recognize the inherent risks in these and other potential overdue payments, the value of the loans is adjusted through loan loss provisioning. ADB has never suffered a loss on sovereign loans except opportunity losses resulting from the difference between payments for interest and charges not in accordance with the loans' contractual terms.

The positive current value adjustment of $280.7 million indicates that the average interest on loans on an after swap basis are higher than ADB would currently originate on similar loans.

Investments and related swaps. Under both the statutory and current value bases, investment securities and related derivatives are reported at fair values based on market quotations when available. Otherwise, the current value is calculated using market-based valuation models incorporating observable market data. The net positive adjustment of $44.6 million resulted from unrealized gains on asset swaps due to upward trend in interest rates.

Equity investments. Under both statutory and current value bases, equity investments are reported (i) at fair value when market values are readily determinable, (ii) by applying equity method for investments in limited partnership and certain limited liability companies, or where ADB has the ability to exercise significant influence, or (iii) at cost less permanent impairment, if any, which represents a fair approximation of the current value.

Receivable from members. These consist of unrestricted and maybe restricted promissory notes. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after swaps. The current value of these liabilities includes the current value of the borrowings and their associated financial derivative instruments. The current value of these liabilities is calculated using market-based valuation models incorporating observable market data.

The $189.4 million favorable current value adjustments is due to the fact that the average cost of the borrowings on an after swap basis is lower than the market rate at which ADB can currently obtain new funding.

Current Value Income Statements

For the six months ended 30 June 2007, net income was $261.9 million under the current value basis compared with pre-FAS 133 net income of $327.4 million (*see Table 3*). The difference of $65.5 million represents current value adjustments comprising of $84.3 million unrealized losses on all outstanding financial instruments, $33.3 million net unrealized losses on investments classified as available for sale, and $52.1 million favorable translation adjustments *(see Table 4)*.

The $65.5 million unfavorable current value adjustment for the six months ended 30 June 2007 ($59.4 million favorable – 2006) represents the change in the current value of all ADB's financial

instruments from 31 December 2006 to 30 June 2007. The adjustment reflects changes in the market environment.

2.3. Risk Bearing Capacity

In 2004, the Board of Directors approved the income planning framework that established the equity to loan ratio (ELR) as one of the key measures of ADB's risk bearing capacity. On the same date, the Board of Directors also approved the full waiver of 1% front-end fees for loans approved from 1 January 2004 to 30 June 2005 and waiver of 20 basis points lending spread on sovereign loan charges for the same period. Subsequently, the Board of Directors approved the continuation of the waivers through June 2008.

Equity-to-loan ratio. For ELR, ADB's equity capital is defined as the sum of useable paid-in capital, the ordinary reserve, the special reserve and surplus. The ELR measures the adequacy of equity capital to absorb unexpected losses in ADB's sovereign loan and guarantee portfolios and the ability to generate adequate net income to absorb loss of loan income as a result of a major nonaccrual event and at the same time match the growth in loan and guarantee portfolio. ADB has established a target ELR of 35%. At 30 June 2007, ELR was 46.63% under the pre-FAS 133 basis (47.72% - 31 December 2006).

Loan Loss Provision and Loan Loss Reserve (LLR). ADB provides LLR as part of its equity for sovereign loans and guarantees portfolio using credit risk model to estimate expected losses. In December 2006, the Board of Directors approved the application of this concept to nonsovereign credit exposures. In addition, loan loss provision for sovereign and nonsovereign loans that are impaired are set up and charged to the statement of income and expenses. Hence, both expected and unexpected losses are addressed through adequate ELR, LLR, and loan loss provisions.

2.4. Nonsovereign Operations with Public Borrowers

Starting September 2005, ADB provided lending without sovereign guarantee to non-private entities. Such entities include state-owned enterprises, government agencies, municipalities, and local government units. For the six months ended 30 June 2007, ADB has approved loans to state-owned enterprises without sovereign guarantee amounting to $75.0 million.

2.5. Capital and Resources

To ensure adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, the Board of Governors approves the allocation of OCR Surplus and previous year's allocable net income to reserves to ensure that the level is commensurate with the income planning framework. In addition, to the extent feasible, it allocates part of that allocable net income to Special Funds to support development activities in its DMCs.

In February 2003, the Board of Directors reviewed ADB's lending and borrowing limitations and approved the following policies to take effect immediately: (i) outstanding loan commitments measured by the sum of outstanding disbursed and undisbursed loans, equity investments, and guarantees[1], are limited to no more than the sum of the total subscribed capital and reserves (including surplus but excluding special reserve); (ii) gross outstanding borrowings are limited to no

[1] ADB's financial policies require that Political Risk Guarantee be charged against lending limitations at the nominal value of the guaranteed obligation, plus the interest that will accrue for the succeeding interest period and Partial Credit Guarantee at the present value of the guaranteed obligation.

more than the sum of callable capital from non-borrowing members, paid-in capital, and reserves (including surplus), subject to the Charter limit of 100% of callable capital.

As of 30 June 2007, ADB's lending headroom available was $18.0 billion ($18.2 billion - 31 December 2006). The decrease in the headroom was principally due to a $1.1 billion net increase in outstanding loans offset by $0.8 billion increase in lending authority resulting from favorable translation adjustments, additional capital subscription, and net income for the period.

As of 30 June 2007, ADB's borrowing headroom available was $13.1 billion ($15.8 billion - 31 December 2006). The decrease in the headroom mainly resulted from $3.1 billion increase in outstanding borrowings after swaps, offset by $0.5 billion increase in borrowing authority due to favorable translation adjustments and net income for the period.

2.6. Summary of financial performance

For the six months ended 30 June 2007, net income before unrealized losses was $327.4 million, compared with $266.7 million for the same period in 2006. The increase of $60.7 million was mainly due to the following:

- $55.4 million increase in investment income resulting mainly from increase in investments portfolio and higher interest yields;

- $111.8 million increase in loan income mainly due to $118.7 million net increase in interest income and other charges, offset by $5.3 million decrease in premium on loan prepayment and $1.6 million principal write-off following the assignment of a nonsovereign loan to a third party;

- $29.1 million increase in income from equity investments, primarily attributed to increase of (i) $25.6 million net proportionate share in income of investee companies which are accounted for under the equity method, (ii) $2.0 million gains on disposals and (iii) $1.6 million dividend income for the period;

- $9.2 million decrease in administrative expenses, associated with i) $4.8 million decline in the overall administrative expenses of ADB, from $165.6 million in 2006 to $160.4 million in 2007, ii) $11.6 million increase in deferred loan origination costs related to new loans and guarantees that became effective during the period, offset by iii) $7.1 million decrease in the amount of expenses charged to ADF, brought about by fewer projects for ADF and decline in ADB's total administrative expenses. The decline in ADB's overall administrative expenses mainly resulted from the $6.7 million one-time enhanced separation program expenses that was fully committed in 2006 , and the $5.3 million decrease in provisions for post retirement medical benefit costs, partially offset by increases in provisions for relocation expenses, staff costs and other administrative expenses; offset by

- $140.1 million increase in borrowings and related expenses due to increase in the borrowing portfolio and higher interest rates; and

- $3.1 million increase in the provision for losses which was attributed to the write back of provisions in 2006 resulting from repayments of loans that were previously provisioned. No expense was charged nor written back during the first half of 2007.

Net unrealized losses of $313.4 million for the six months ended 30 June 2007 ($390.9 million – 2006) incorporated unfavorable $313.1 million ($394.5 million – 2006) FAS 133 adjustments and $0.3 million (favorable $3.6 million – 2006) translation adjustments associated with debt issuances

and derivatives in non-functional currencies. The FAS 133 adjustments is primarily composed of $466.5 million unfavorable adjustments associated with borrowing related swaps, net of $115.1 million and $41.2 million favorable adjustments related to the hybrid instruments and asset swaps, respectively. The decrease in net unrealized losses resulted to a net income of $14.0 million for the six months ended 30 June 2007 compared to a net loss of $124.2 million for the same period last year.

The $81.4 million favorable change in FAS 133 adjustments from 2006 resulted primarily from:

- $74.7 million in favorable change in the fair value of borrowings related swaps. The change was attributed primarily to the effect of downward shift of the US dollar yield curve over the short to medium term of the curve compared to the same period last year, while the longer end of the curve approached toward last year's position. These borrowing-related swaps are generally intended to hedge long-term fixed rate borrowings, converting fixed-rate debts to floating rates, generally at sub-LIBOR, thus the value of the swaps would normally decline when interest rate increases, and vice-versa, and

- $9 million and $13.3 million increase in the value of investments and loans related swaps, respectively – which is in line with the upward trend of interest rates. These asset swaps are generally intended to turn long dated fixed-rate assets into floating rate-assets, thus in the increasing interest rate environments, these swaps values would normally rise. However, the increase is partially offset by:

- $10.6 million decline in unrealized gains on hybrid instruments due primarily to the weakening of the Japanese Yen against the US dollar, as well as redemptions of matured debts, which led to the unwinding of their related swaps, which were up-trending. These hybrid instruments are sensitive to the movements of foreign currencies, especially the exchange rates between the Japanese Yen and the US dollar. Due to the application of FAS 155, any unrealized gains (or losses) of these hybrid instruments would be offset by any unrealized losses (or gains) on their related swaps. FAS 155 allows any financial instruments, with embedded derivatives that are qualified to be bifurcated, to be fair valued, thus capturing the economic hedging relationship between the hybrids and the swaps. However, since the majority of the debts are plain-vanilla instruments, their unrealized gains (or losses) are not captured to offset the unrealized losses (or gains) of their related swaps, which are used to economically hedge the debts against general movements of interest rates and foreign currencies. The majority of the borrowings are currently recorded at amortized costs, thus no gains or losses are recognized in the income statement (See notes B, G, and J); and

- $5.5 million decline in the value of FX forwards, which were used mainly to hedge short term borrowings in foreign currencies.

3. Special Funds

In addition to OCR, ADB administers Special Funds consisting of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); the ADB Institute Special Fund (ADBISF); the Asian Tsunami Fund (ATF); the Pakistan Earthquake Fund (PEF); and the Regional Cooperation and Integration Fund (RCIF). In accordance with the Charter, each Fund is required to be kept separate from the other. Financial statements for each Fund are prepared in accordance with generally accepted accounting principles, except for the ADF, which are special purpose financial statements prepared in accordance with ADF Regulations.

3.1 Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. As of 30 June 2007, the governments of 31 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific. As part of the eighth replenishment of ADF (ADF IX), donors agreed to provide financing in the form of grants for projects and programs of high developmental priority.

Contributed Resources. Cumulative contributions committed inclusive of discounts on contributions due to accelerated note encashments amounted to $28.7 billion as of 30 June 2007 ($28.5 billion – 31 December 2006), of which contributions available for operational commitments were $27.4 billion ($26.7 billion – 31 December 2006). The $1.3 billion contributions committed but not available ($1.8 billion – 31 December 2006) are comprised of committed contributions that were not yet due and contributions that were tied to payment of qualified contributions. The balance of commitment authority available for operations at 30 June 2007 increased to $1.6 billion ($501.1 million – 31 December 2006).

As of 30 June 2007, Instruments of Contributions from 28 donors were accepted to ADF IX, which became effective in April 2005. During the period, $577.1 million contributions which are inclusive of compensation for foregone interest were received and made available for operational commitments. These were recognized as contributed resources in 2007.

Review of Activities. During the period, 8 ADF loans totaling $560.1 million were approved, compared with 7 approvals totaling $98.0 million for the same period last year. Disbursements for the period totaled $567.0 million, an increase of 10.1% from $514.9 million for the same period in 2006.

As of 30 June 2007, 28 sovereign loans to Myanmar and 8 sovereign loans to Marshall Islands were in arrears and in non-accrual status. The principal amount outstanding of these loans which were placed in non-accrual status totaled to $507.7 million ($487.9 million – 31 December 2006), $186.3 million ($175.5 million – 31 December 2006) of which were overdue.

Grants are recognized in the financial statements upon effectivity (i.e. the agreements were signed and all conditions are satisfied). During the period, 8 grants totaling $117.4 million (16 grants totaling $227.6 million – 2006) became effective.

Loan Exposure. As of 30 June 2007, ADF's outstanding sovereign loan exposure was $21.6 billion. There were no outstanding nonsovereign loans.

Investment position. The ADF investment portfolio including securities purchased under resale arrangement amounted to $6.9 billion as of 30 June 2007 ($6.4 billion - 31 December 2006). About 88.9% of the portfolio was invested in bank deposits and 11.1% in floating and fixed income securities. The annualized rate of return on ADF investments was 4.4% for the six months ended 30 June 2007 (3.7% – 2006).

3.2 Technical Assistance Special Fund

Review of activities. Technical assistance is accounted for on a commitment basis. As of 30 June 2007, total TASF resources amounted to $1,353.5 million. Of this, $1,149.2 million had been committed, leaving an uncommitted balance of $204.3 million. During the period, 54 technical

assistance grants totaling $43.6 million became effective while an amount of $3.7 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance.

Contributions received for the period include $39.4 million from 18 donors as part of the third regularized replenishment of TASF which became effective in April 2005 concurrently with ADF IX. Moreover, India made a direct and voluntary contribution of Rs2.25 million ($0.05 million equivalent) during the period.

Investment position. As of 30 June 2007, TASF investment portfolio including securities purchased under resale arrangement amounted to $291.3 million ($275.6 million - 31 December 2006). Revenue from investments for the six months ended 30 June 2007 increased to $6.5 million from $5.1 million for the same period in 2006 due to increase in average volume of investments and average yield.

3.3. Japan Special Fund

Review of activities. The technical assistance grants funded by JSF continued to support ADB's overarching goal to reduce poverty. In January 2007, Japan contributed ¥3.3 billion ($27.7 million equivalent) as a regular contribution to the JSF. For the six months period ended 30 June 2007, 24 technical assistance grants for the JSF totaling $21.6 million became effective while a total of $1.3 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance. The uncommitted balance after taking into account contributions, revenues, net TA grants, administrative and financial expenses was $144.0 million as of 30 June 2007 ($130.9 million – 31 December 2006).

Investment position. The JSF investment portfolio amounted to $225.3 million as of 30 June 2007 ($208.1 million - 31 December 2006). Investment income for the six months period ended 30 June 2007 increased to $6.1 million from $4.9 million for the same period in 2006 due to increase in the average volume of investments and yield of time deposits.

3.3.1 Asian Currency Crisis Support Facility (ACCSF)

Review of Activities. The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $33.8 million as of 30 June 2007 will be retained in the ACCSF until the completion of related TA disbursements and administrative matters.

3.4. ADB Institute Special Fund (ADBISF)

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 June 2007, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of ADB Institute was $11.6 million.

3.5. Asian Tsunami Fund (ATF)

Review of Activities. As of 30 June 2007, total ATF resources amounted to $605.9 million. Of this, $575.2 million has been committed, leaving an uncommitted balance of $30.7 million. Grants for technical assistance and investment projects are accounted for on a commitment basis.

3.6. Pakistan Earthquake Fund (PEF)

Review of Activities. In March and May 2007, Belgium and Norway contributed $4.4 million and $5.0 million, respectively, by way of a debt-for-development swap where Pakistan deposited to the Fund the equivalent rupee of the cancelled debt. Two more installments of €3.3 million and $5.0 million each are expected to be made by the respective donors within the next twelve months.

As of 30 June 2007, total PEF resources amounted to $125.3 million. Of this, $110.0 million has been committed, leaving an uncommitted balance of $15.3 million.

3.7. Regional Cooperation and Integration Fund (RCIF)

The RCIF was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. In May 2007, ADB contributed $40.0 million to the Fund, which was an allocation from OCR's 2006 net income.

As of 30 June 2007, uncommitted balance totaled $40.2 million, with $0.2 million coming from investment income.

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 June 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

		30 June (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 111,464		$ 205,418
INVESTMENTS (Note C)		14,802,438		12,764,432
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes C and D)		3,441,991		1,922,901
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)		286,958		432,963
LOANS OUTSTANDING (Notes B, E, F and G) (Including FAS 133 adjustment of $586 - 30 June 2007, $643 - 31 December 2006, unamortized net loan origination costs of $30,374 - 30 June 2007, $14,015 - 31 December 2006, net of provision for loan losses of $28,339 - 30 June 2007 and 31 December 2006)		27,312,059		26,177,406
EQUITY INVESTMENTS (Note H)		723,815		655,819
ACCRUED INCOME		432,735		394,360
RECEIVABLE FROM MEMBERS		176,045		173,667
RECEIVABLE FROM SWAPS (Notes G and J)				
Borrowings	$17,005,734		$12,986,831	
Others	687,828	17,693,562	655,151	13,641,982
OTHER ASSETS				
Property, furniture, and equipment	156,327		158,699	
Investment related receivables	447,665		188,335	
Unamortized issuance cost of borrowings	54,940		43,747	
Miscellaneous (Note I)	109,641	768,573	90,089	480,870
TOTAL		$ 65,749,640		$ 56,849,818
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes G and J)				
At amortized cost	$27,770,227		$25,495,393	
At fair value	2,927,997	$ 30,698,224	2,112,378	$ 27,607,771
ACCRUED INTEREST ON BORROWINGS		368,875		303,061
PAYABLE FOR SWAPS (Notes G and J)				
Borrowings	16,459,547		12,502,403	
Others	629,831	17,089,378	655,461	13,157,864
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note D)		3,485,682		1,954,409
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	581,019		270,550	
Undisbursed technical assistance commitments	3,393		4,727	
Accrued pension and postretirement medical benefit costs	303,573		288,517	
Miscellaneous (Notes F and I)	111,022	999,007	120,020	683,814
Total liabilities		52,641,166		43,706,919
CAPITAL AND RESERVES (OCR - 4)				
Capital Stock (Note K)				
Subscribed (SDR35,463,110,000 - 30 June 2007, SDR35,342,300,000 - 31 December 2006)		53,746,826		53,168,956
Less -"callable" shares subscribed		49,966,630		49,429,394
"Paid-in" shares subscribed		3,780,196		3,739,562
Less - subscription installments not due		24,901		15,138
Subscription installments matured		3,755,295		3,724,424
Less - capital transferred to the Asian Development Fund		72,156		71,624
		3,683,139		3,652,800
Net notional amounts required to maintain value of currency holdings		(671,398)		(672,899)
Ordinary reserve (Note K)		9,275,229		8,993,737
Special reserve (Note K)		200,168		197,799
Loan loss reserve (Notes B and K)		182,100		130,100
Surplus (Note K)		616,300		330,117
Cumulative revaluation adjustments account (Note K)		(110,960)		27,519
Net income after appropriation				
For the calendar year 2006 (Note K)		-		565,886
For the six-month period ended 30 June 2007 (OCR-2)		11,612		-
Accumulated other comprehensive income (OCR-4)		(77,716)		(82,160)
Total Capital and Reserves		13,108,474		13,142,899
TOTAL		$ 65,749,640		$ 56,849,818

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Six-Month Periods Ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
REVENUE (Note L)		
From loans (Note E)	$ 695,842	$ 582,427
From investments (Note C)	316,465	247,246
From guarantees	2,370	2,176
From other sources - net	49,580	22,551
TOTAL REVENUE	1,064,257	854,400
EXPENSES (Note L)		
Borrowings and related expenses	665,991	525,310
Administrative expenses	67,429	76,645
Technical assistance to member countries	(234)	(403)
Provision for losses (Note E)	-	(3,081)
Other expenses	1,948	1,593
TOTAL EXPENSES	735,134	600,064
NET REALIZED (LOSSES) GAINS		
From investments	(3,013)	10,829
From equity investments	3,062	1,004
From borrowings	(121)	456
Others	(1,664)	26
	(1,736)	12,315
NET UNREALIZED LOSSES (Notes J and L)	(313,405)	(390,870)
NET INCOME	**$ 13,982**	**$ (124,219)**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 574,121	$ 519,833
Interest on investments received	284,899	224,241
Interest received for securities under resale arrangement	9,887	4,446
Interest and other financial expenses paid	(537,938)	(405,824)
Administrative expenses paid	(62,770)	(57,611)
Technical assistance disbursed	(923)	(2,145)
Others - net	2,923	11,932
Net Cash Provided By Operating Activities	270,199	294,872
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(1,966,095)	(2,463,630)
Net receipts from securities under resale arrangement	136,899	700,593
Net currency and interest rate swaps	-	(55,970)
Principal collected on loans	711,292	911,260
Loans disbursed	(1,885,990)	(876,937)
Others	(10,049)	(5,007)
Net Cash Used in Investing Activities	(3,013,943)	(1,789,691)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	8,236,544	4,517,399
Borrowings redeemed	(5,597,496)	(2,996,145)
Issuance expenses paid	(17,895)	(14,995)
Net currency and interest rate swaps	99,040	47,890
Payments from members	4,030	17,707
Resources transferred to ADF	(40,000)	(40,000)
Resources transferred to RCIF	(40,000)	-
Resources transferred to TASF	-	(20,000)
Resources transferred from ATF	-	10,000
Net Cash Provided by Financing Activities	2,644,223	1,521,856
Effect of Exchange Rate Changes on Due from Banks	5,567	(8,599)
Net (Decrease) Increase in Due from Banks	(93,954)	18,438
Due from Banks at Beginning of Period	205,418	81,662
Due from Banks at End of Period	$ 111,464	$ 100,100

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Six-Month Periods Ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)		2006 (Unaudited)	
Balance, 1 January				
Before cumulative effect of FAS 155 adjustments		$ 13,142,899		$ 12,297,140
Cumulative effect of FAS 155 to:				
Prior Year Net Income	$ -		$ 107,700	
Cumulative Revaluation Adjustment Account	-		(9,237)	
Accumulated Other Comprehensive Income	-	-	20,108	118,571
Adjusted balance, 1 January		13,142,899		12,415,711
Comprehensive income for the period:				
Net income for the period (OCR-2)	13,982		(124,219)	
Other comprehensive income for the period	4,444	18,426	42,538	(81,681)
Subscriptions received		2,561		10,568
Change in SDR values		27,778		93,940
Change in Ordinary Reserve		(4,691)		(18,792)
Notional MOV		1,501		(24,398)
Allocation to ADF		(40,000)		(40,000)
Allocation to RCIF		(40,000)		-
Allocation to TASF		-		(20,000)
Allocation from ATF		-		10,000
Balance at end of period		**$ 13,108,474**		**$ 12,345,348**

Accumulated Other Comprehensive Income
For the Six-Month Periods Ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	FAS 133 Adjustments and Amortizations (Unaudited)		Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gains (Losses) (Unaudited)		Minimum Pension Liability Adjustment (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Balance, 1 January	$ (1,154)	$ (2,566)	$ (200,039)	$ (246,682)	$ 200,584	$ 30,097	$ (81,551)	$ (4,931)	$ (82,160)	$ (224,082)
Cumulative Effect of FAS 155	-	-	-	20,108	-	-	-	-	-	20,108
Adjusted balance, 1 January	(1,154)	(2,566)	(200,039)	(226,574)	200,584	30,097	(81,551)	(4,931)	(82,160)	(203,974)
Amortization	517	897	-	-	-	-	-	-	517	897
Other comprehensive income for the period	-	-	37,216	4,714	(33,289)	36,927	-	-	3,927	41,641
Balance, 30 June	$ (637)	$ (1,669)	$ (162,823)	$ (221,860)	$ 167,295	$ 67,024	$ (81,551)	$ (4,931)	$ (77,716)	$ (161,436)

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2007 and 2006
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2006 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2007 and 2006 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of all members are functional currencies as these are the currencies of the primary economic environments in which ADB generates and expends cash. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

In February 2006, the Financial Accounting Standards Board (FASB) issued FAS 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140." ADB has decided to early adopt the provisions that allow to report at fair value any hybrid financial instrument that contains embedded derivatives that would otherwise be bifurcated under FAS 133. ADB adopted FAS 155 effective 1 January 2006, and its cumulative effects are reported as increase in Reserves by $118,571,000, comprising of gross gains and losses of $126,276,000 and $7,705,000, respectively.

In September 2006, FASB issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87,88,106, and 132(R)". This statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. ADB opted to early adopt FAS 158 for the fiscal year ended 31 December 2006.

In February 2007, FASB issued FAS 159, "Fair value Option for Financial Assets and Financial Liabilities". This statement expands the scope of financial instruments that may be carried at fair value.

It offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings. This statement will be effective for financial statements to be issued after 31 December 2007 simultaneous with the adoption of FAS 157 "Fair Value Measurements", which emphasizes the definition of fair value for financial statement purposes.

In December 2006, the Board approved the revision of the loan loss methodology for ADB's nonsovereign operations to a risk-based model. The assessment applies the concept of expected loss to establish loss provision and loss reserve, similar to the concept applied to ADB's sovereign operations approved in 2004. This revision brought about changes to the loss provision estimates in 2006 and brought about additional loan loss reserve for nonsovereign operations in 2007, as an allocation of 2006 net income.

NOTE C - INVESTMENTS

All investment securities and negotiable certificate of deposits held as of 30 June 2007 and 31 December 2006 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gains or losses are recognized in income based on daily settlement of the net cash margin.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 30 June 2007 and 31 December 2006 are as follows:

	30 June 2007	31 December 2006
Due in one year or less	$ 9,266,698,000	$ 7,212,736,000
Due after one year through five years	3,945,508,000	4,118,196,000
Due after five years through ten years	1,590,232,000	1,433,500,000
Total	$14,802,438,000	$12,764,432,000

NOTE D - SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Securities transferred under securities lending arrangements are recorded as assets and reported at estimated fair value and the cash collateral received is recorded as a liability. Securities received under resale arrangements are neither recorded on ADB's balance sheet nor re-pledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

NOTE E - LOANS

As of 30 June 2007 and 31 December 2006, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 June 2007	31 December 2006
Indonesia	$ 8,558,486,000	$ 8,748,836,000
China, People's Republic of	6,674,252,000	6,341,338,000
India	4,308,014,000	3,611,756,000
Philippines	3,292,024,000	3,094,419,000
Pakistan	2,326,344,000	2,260,667,000
Others (individually less than 5% of total loans)	2,150,904,000	2,134,714,000
Total loans	$ 27,310,024,000	$ 26,191,730,000
Provision for loan losses	(28,339,000)	(28,339,000)
Unamortized net loan origination costs	30,374,000	14,015,000
Net loans outstanding	$ 27,312,059,000	$ 26,177,406,000

Loans outstanding as of 30 June 2007 include nonsovereign loans amounting to $1,088,400,000 ($856,647,000 - 31 December 2006).

The undisbursed balance of approved loans as of 30 June 2007 was $16,715,258,000($16,768,163,000 - 31 December 2006). This included an undisbursed balance of approved nonsovereign loans amounting to $979,367,000($778,745,000 - 31 December 2006), of which $224,000,000 is for public borrowers. Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $276,982,000 ($237,230,000 - 31 December 2006).

Change in Commitment Charge Policy

ADB has levied a commitment fee of 75 basis points on a progressive structure of undisbursed balances of sovereign project loans and a flat fee of 75 basis points on the full undisbursed balances of sovereign program loans. In November 2006, the Board approved a change in the commitment charge policy for all sovereign project LIBOR-based loans negotiated after 1 January 2007, from 75 basis points on a progressive structure of undisbursed loan balances to a flat fee of 35 basis points on the full amount of undisbursed balances. As of 30 June 2007, 7 sovereign project loans were subject to the new policy.

In April 2007, the Board approved the waiver of 10 basis points of the commitment charge on the undisbursed balances of sovereign project loans negotiated after 1 January 2007 and 50 basis points of the commitment charge on the undisbursed balances of sovereign program loans. The commitment charge waiver is applicable to all interest periods commencing from 1 January 2007 up to and including 30 June 2008. As of 30 June 2007, a total of $3,263,000 commitment charge was waived following this policy.

Waivers of Lending Spread and Front-End Fee

In 2004, the Board of Directors approved the waiver of 20 basis points of the lending spread on sovereign loans outstanding from 1 July 2004 - 30 June 2005 for borrowers that do not have loans in arrears and the waiver of the entire 1% front-end fee on all new sovereign loans approved during 1 January 2004 to 30 June 2005 (waiver of 50 basis points of front-end fee on sovereign loans approved in 2003). Subsequently, the policy was extended to cover the period up to June 2008. Front-end fees waived during the period totaled $34,301,000($11,823,000 - 2006). Lending spread waiver reduced the loan income by $25,400,000 for the period ended 30 June 2007 ($22,344,000 - 2006).

Overdue Amounts

Two sovereign loans were in non-accrual status as of 30 June 2007 and 31 December 2006. The principal amount outstanding as of both periods was $6,116,000 of which $1,250,000 was overdue.

Six nonsovereign loans were in non-accrual status as of 30 June 2007 and 31 December 2006. The principal amount outstanding as of both periods was $29,741,000, of which $22,356,000 ($21,820,000 - 2006) was overdue.

Provision for Loan Losses

The changes in the provision for loan losses during the first half of 2007 and 2006 are as follows:

	30 June 2007			30 June 2006		
	Sovereign	Nonsovereign	Total	Sovereign	Nonsovereign	Total
Balance 1 January	6,116,000	22,223,000	28,339,000	2,300,000	77,164,000	79,464,000
Provision written back	-	-	-	-	(3,080,000)	(3,080,000)
Translation adjustments	-	-	-	-	48,000	48,000
Balance 30 June	6,116,000	22,223,000	28,339,000	2,300,000	74,132,000	76,432,000

NOTE F - GUARANTEES

ADB extends guarantees to sovereign and nonsovereign borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due ten or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amounts of guarantee obligations as of 30 June 2007 and 31 December 2006 covered:

	30 June 2007		31 December 2006	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$ 973,950,000	$ 939,297,000	$ 1,004,095,000	$ 976,434,000
without counterguarantee	215,452,000	213,178,000	111,660,000	110,180,000
	1,189,402,000	1,152,475,000	1,115,755,000	1,086,614,000
Political Risk Guarantees				
with counterguarantee	146,803,000	127,767,000	146,494,000	120,943,000
without counterguarantee	30,516,000	28,091,000	30,507,000	28,695,000
	177,319,000	155,858,000	177,001,000	149,638,000
Others	950,000	950,000	950,000	950,000
Total	$ 1,367,671,000	$ 1,309,283,000	$ 1,293,706,000	$ 1,237,202,000

None of these amounts were subject to call as of 30 June 2007 and 31 December 2006. The committed amount represents the maximum

potential amount of undiscounted future payment that ADB could be required to make, inclusive of stand-by portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the stand-by portion. ADB estimates that the present value of guarantees outstanding as at 30 June 2007 was $901,414,000($825,363,000 - 31 December 2006).

As of 30 June 2007, a total liability of $14,943,000 ($10,544,000 - 31 December 2006) relating to stand-by ready obligation for three partial credit risk guarantees and two political risk guarantees has been included in "Miscellaneous liabilities" on the balance sheet.

NOTE G - DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value, and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident ADB's risk management strategies.

The initial application of FAS 133 gave rise to a transition adjustment in 2001, which was reported in other comprehensive income and earnings. The allocation between net income and other comprehensive income was based upon the economic hedging relationships that existed before the initial application of this statement.

Included in Receivable/Payable from Swaps-Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and provide borrowers with the flexibility to better manage their financial risks.

NOTE H - EQUITY INVESTMENTS

All equity investments are considered as "Available for Sale" and are reported at estimated fair value.

Investments in equity securities with readily determinable market price are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Investments in equity securities without readily determinable fair values are reported at cost or at impaired value, for investments where the impairment is deemed other than temporary. ADB applies equity method

of accounting to investments in limited partnership and certain limited liability corporations aggregating to $170,442,000 ($123,081,000 - 31 December 2006).

NOTE I - OTHER ASSETS AND LIABILITIES - MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities:

	30 June 2007	31 December 2006
Amounts Receivable from:		
Asian Development Fund	$31,831,000	$25,970,000
Technical Assistance Special Fund	-	97,000
Japan Special Fund	112,000	125,000
Asian Tsunami Fund	168,000	253,000
Pakistan Earthquake Fund	12,000	-
Asian Development Bank Institute Special Fund	462,000	254,000
Staff Retirement Plan	9,249,000	-
Agency Trust Funds (net)	716,000	686,000
Total	$42,550,000	$27,385,000
Amounts Payable to:		
Technical Assistance Special Fund	$ 74,000	$ -
Staff Retirement Plan	-	451,000
Total	$ 74,000	$ 451,000

NOTE J - BORROWINGS

Borrowings are generally reported on the balance sheet at their carrying book value adjusted for any unamortized discounts or premium. As part of its borrowing strategy, ADB issues structured debt, which includes embedded derivatives in order to reduce its cost of borrowings. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the structured debt.

Upon the adoption of FAS 155 on 1 January 2006, ADB no longer bifurcates the embedded derivatives in the structured debt portfolio that meet the bifurcation criteria under FAS 133. Instead, ADB reports at fair value any structured debt that contains embedded derivatives that would otherwise be bifurcated under FAS 133, and changes in fair value are reported in net income.

The weighted average cost of borrowings outstanding as of 30 June 2007 net of interest rate swaps, was 5.89% (5.84% - 2006).

NOTE K - CAPITAL AND RESERVES

The authorized capital stock of ADB as of 30 June 2007 consists of 3,546,311 (3,534,230 - 31 December 2006) shares amounting to SDR35,463,110,000 (SDR35,342,300,000 - 31 December 2006) all of which have been subscribed. Of the subscribed shares, 3,296,887 (3,285,655 - 31 December 2006) shares are "callable", and 249,424 (248,575 - 31 December 2006) shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

In May 2007, the Board of Governors approved the allocation of 2006 net income, after appropriation of guarantee fees to special reserve, of $565,886,000, and addition from Cumulative Revaluation Adjustments (CRA) account of $138,479,000 to Loan Loss Reserve for $52,000,000; to Surplus and to Ordinary Reserve for $286,183,000 each; and to Asian Development Fund (ADF) and Regional Cooperation and Integration Fund (RCIF) for $40,000,000 each.

As of 30 June 2007, the value of the SDR in terms of the United States dollar was $1.51557 ($1.5044 - 31 December 2006) giving a value for each share of ADB's capital equivalent to $15,155.70 ($15,044.00 - 31 December 2006).

During the first quarter of 2007, Georgia became ADB's 67th member, subscribing to 12,081 shares of ADB's capital stock.

NOTE L - INCOME AND EXPENSES

The average yield on the loan portfolio for the six-month period ended 30 June 2007 was 5.18% (4.84% - 2006) excluding premium received on prepayment and other loan income.

The annualized rate of return on the average investments held during the six-month period ended 30 June 2007 including securities transferred under securities lending and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, was 4.70%(4.11% - 2006) excluding unrealized gains and losses on investments, and 4.32% (3.46% - 2006) including unrealized gains and losses on investments.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the six-month period ended 30 June 2007 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities. Of the total administrative expenses for the six-month period ended 30 June 2007 of $160,391,000 ($165,163,000 - 2006), $75,279,000 ($82,419,000 - 2006) was accordingly charged to the ADF. The balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $17,682,000 ($6,099,000 - 2006) related to new loans and guarantees that became effective for the period ended 30 June 2007.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments during the period were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES". Accordingly, the write back in the amount of $234,000 for the period represented net cancellations of the undisbursed amounts of completed TA projects committed in prior periods ($403,000 - 2006).

There was no provision for possible loan losses during the six-month period ended 30 June 2007. During the same period in 2006, provision for losses of $3,081,000 was written back as a result of loan repayments for nonsovereign loans.

Other expenses of $1,948,000 ($1,593,000 - 2006) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

Net unrealized losses include FAS 133 adjustments of $313,123,000 ($394,472,000 - 2006) and translation adjustments of $282,000 (gains of $3,602,000 - 2006) associated with holdings in non-functional currencies.

FAS 133 adjustments were composed of:

	30 June 2007	30 June 2006
Unrealized gains (losses) on:		
Hybrid financial instruments	$ 115,098,000	$ 125,698,000
Borrowings related swaps	(466,506,000)	(541,235,000)
Investments related swaps	21,240,000	12,288,000
Loans related swaps	19,972,000	6,654,000
FX Forward	(2,354,000)	3,155,000
Amortization of the FAS 133 transition adjustments	(573,000)	(1,032,000)
Total	$ (313,123,000)	$ (394,472,000)

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
30 June 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

ASSETS		30 June (Unaudited)		31 December
DUE FROM BANKS		$ 50,407		$ 2,602
INVESTMENTS (Note C)		6,806,046		6,385,327
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes C and D)		19,963		-
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)		53,503		55,085
LOANS OUTSTANDING (Note E)		21,641,447		21,522,213
ACCRUED REVENUE		86,624		83,710
DUE FROM CONTRIBUTORS		1,779,700		1,675,849
OTHER ASSETS		28,549		25,420
TOTAL		**$ 30,466,239**		**$ 29,750,206**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Payable under securities lending arrangement (Note D)		$ 20,150		$ -
Advance payments on contributions		93,364		102,440
Payable to related funds (Note F)		43,437		28,621
Undisbursed grant commitments (Note I)		439,459		355,857
Miscellaneous		558		15,818
Total Liabilities		596,968		502,736
FUND BALANCES				
Amounts available for operational commitments				
Contributed Resources (Note G)	$ 26,655,198		$ 25,997,183	
Unamortized discount	(45,523)	26,609,675	(33,537)	25,963,646
Set-aside Resources		72,156		71,624
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		703,698		663,614
		27,385,529		26,698,884
Accumulated surplus		2,323,378		2,260,723
Accumulated other comprehensive income (ADF-4)		160,364		287,863
Total Fund Balance		29,869,271		29,247,470
TOTAL		**$ 30,466,239**		**$ 29,750,206**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Six-Month Periods Ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
REVENUE		
From loans	$ 105,202	$ 101,273
From investments (Note C)	150,294	116,186
From other sources - net	589	375
TOTAL REVENUE	256,085	217,834
EXPENSES		
Administrative expenses (Note H)	75,279	82,419
Grants (Note I)	117,350	227,640
Amortization of discounts on contributions (Note B)	1,714	722
Financial expenses	17	12
TOTAL EXPENSES	194,360	310,793
NET REALIZED LOSSES	-	(459)
NET UNREALIZED GAINS	930	-
REVENUE IN EXCESS OF (LESS THAN) EXPENSES	$ 62,655	$ (93,418)

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Service charges on loans received	$ 92,339	$ 88,826
Interest on investments received	142,785	96,128
Interest on resale arrangement received	1,123	579
Net cash received from other sources	559	375
Grants disbursed	(36,928)	(12,693)
Administrative expenses paid	(69,420)	(79,016)
Financial expenses paid	(17)	(12)
Net Cash Provided by Operating Activities	130,441	94,187
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(326,520)	(447,989)
Net receipts from securities purchased under resale arrangement	453	151,702
Principal collected on loans	303,955	223,197
Loans disbursed	(554,729)	(503,298)
Net Cash Used in Investing Activities	(576,841)	(576,388)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	454,060	480,175
Cash received from Ordinary Capital Resources	40,000	40,000
Cash Provided by Financing Activities	494,060	520,175
Effect of Exchange Rate Changes on Due from Banks	145	2,607
Net Increase in Due from Banks	47,805	40,581
Due from Banks at Beginning of Period	2,602	21,557
Due from Banks at End of Period	$ 50,407	$ 62,138

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Six-Month Periods Ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)		2006 (Unaudited)	
Balance at beginning of period		$ 29,247,470		$ 27,605,408
Comprehensive income for the period:				
Net income (loss) for the period (ADF-2)	$ 62,655		$ (93,418)	
Other comprehensive income for the period	(127,499)	(64,844)	97,975	4,557
Change in amount available for operational commitments				
from Contributed Resources		658,015		1,405,576
from Unamortized Discount for Accelerated Notes Encashment (ANE) of ADF IX		(11,986)		(11,637)
Transfer from Ordinary Capital Resources		40,000		40,000
Change in SDR value of Set-Aside Resources		532		1,808
Change in value of transfers from OCR and TASF		84		201
Balance at end of period		**$ 29,869,271**		**$ 29,045,913**

Accumulated Other Comprehensive Income
For the Six-Month Periods Ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	Accumulated Translation Adjustments **(Unaudited)**		Unrealized Investment Holding Gains (Losses) **(Unaudited)**		Accumulated Other Comprehensive Income **(Unaudited)**	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**
Balance, 1 January	$ 288,700	$ 170,155	$ (837)	$ (3,430)	$ 287,863	$ 166,725
Other comprehensive income for the period	(124,550)	102,962	(2,949)	(4,987)	(127,499)	97,975
Balance, 30 June	$ 164,150	$ 273,117	$ (3,786)	$ (8,417)	$ 160,364	$ 264,700

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Six-month Periods Ended 30 June 2007 and 2006
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2006 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2007 and 2006 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The eighth replenishment of the Asian Development Fund (ADF IX) became effective on April 2005. Under the Resolution, ADB is authorized to provide grants for projects and programs of high developmental priority to be financed out of contributions under ADF IX.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented at US dollar equivalents at reporting date. With the adoption of the special purpose financial statements, loan loss provisioning has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

In November 2005, to improve ADF currency management practices, the Board of Governors adopted a resolution to a full-fledged SDR approach to facilitate resource administration and operational planning to benefit borrowers. The currency management framework was implemented 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into the currencies which constitute the SDR, to value disbursements, repayments and loan charges in terms of SDR; and to determine the value of Contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

The implementation of the full-fledged SDR framework is expected to change the primary economic environment for ADF. However, until this process is completed, and a significant change in the primary economic environment becomes evident, the currencies of contributing member countries are functional currencies as these represent the currencies of the primary economic environment in which ADF generates and expends cash. The reporting currency is the United States dollar, and the

special purpose financial statements are expressed in thousands of current United States dollars.

Contributions and Contributed Resources

Once a replenishment becomes effective, contributions committed are recorded in full as Contributed Resources when the Instruments of Contribution are received. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX, contributors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years.

Advanced Payments

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments and included under "Liabilities."

NOTE C - INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 June 2007 and 31 December 2006 are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 30 June 2007 and 31 December 2006 are as follows:

	30 June 2007	31 December 2006
Due in one year or less	$ 6,606,374,000	$ 6,171,003,000
Due after one year through five years	107,940,000	110,850,000
Due after five years through ten years	91,732,000	103,474,000
Total	$ 6,806,046,000	$ 6,385,327,000

The annualized rate of return on the average investments held during the six-month period ended 30 June 2007 including securities transferred under securities lending arrangement and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 4.43% (3.78% - 2006). If unrealized gains and

losses were included, the annualized rate of return would have been 4.38% (3.70% - 2006).

NOTE D - SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities transferred under securities lending arrangement are recorded as assets and reported at estimated fair value and the cash collateral received is recorded as a liability. Securities received under resale arrangements are not recorded on the balance sheet and are not re-pledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

NOTE E - LOANS

As of 30 June 2007 and 31 December 2006, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 June 2007	31 December 2006
Bangladesh	$ 4,895,788,000	$ 4,921,072,000
Pakistan	4,807,817,000	4,829,677,000
Sri Lanka	2,322,545,000	2,299,541,000
Viet Nam	2,049,513,000	2,000,607,000
Nepal	1,350,651,000	1,336,210,000
Others (individually less than 5% of total loans)	6,215,133,000	6,135,106,000
Total loans	$ 21,641,447,000	$21,522,213,000

The principal amount outstanding of sovereign loans in non-accrual status as of 30 June 2007 was $507,657,000 ($487,877,000 - 31 December 2006) of which $186,300,000 ($175,526,000 - 31 December 2006) was overdue.

The undisbursed balance of approved loans as of 30 June 2007 was $6,961,717,000 ($7,100,390,000 - 31 December 2006).

NOTE F - PAYABLE TO RELATED FUNDS

Included in Payable to Related Funds is the net amount of $31,831,000 payable to Ordinary Capital Resources (OCR)($25,971,000 - 31 December 2006), and $11,606,000 ($2,650,000 - 31 December 2006) payable to TASF.

The payable to OCR represents the amount of administration charge allocated to ADF pending settlement and the payable to TASF represents contributions allocated to TASF.

NOTE G - CONTRIBUTED RESOURCES

In April 2005, ADF IX became effective. As of 30 June 2007, Instruments of Contributions from 28 donors were received for ADF IX. Of these, contributions totaling $1,951,328,000, including amortized discount of $4,613,000, were received and recorded in "Contributed Resources."

In May 2007, the Board of Governors approved the allocation of $40,000,000 from OCR's 2006 net income to ADF.

NOTE H - ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for the six-month period ended 30 June 2007 represents administration charge amounting to $75,279,000 ($82,419,000 - 2006). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations) in the proportion of the relative volume of operational activities of OCR and ADF.

NOTE I - GRANTS AND UNDISBURSED COMMITMENTS

The ADF IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. During the period, 6 grants totaling $51,250,000 (4 grants totaling $63,000,000 - 2006) were approved and 8 grants totaling $117,350,000 (16 grants totaling $227,640,000 - 2006) became effective. Total undisbursed grant commitments represent effective grants, which have not been disbursed.

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 June (Unaudited)	31 December
DUE FROM BANKS	$ 3,496	$ 1,828
INVESTMENTS (Note C)	289,488	275,639
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)	1,786	-
ACCRUED REVENUE	1,431	1,186
DUE FROM CONTRIBUTORS (Note G)	76,956	115,138
OTHER ASSETS (Note E)	19,949	10,916
TOTAL	$ 393,106	$ 404,707
LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES (Note E)	$ 7	$ 111
UNDISBURSED COMMITMENTS (Note F)	188,754	184,063
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	204,345	220,533
TOTAL	$ 393,106	$ 404,707

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six-Month Periods Ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note G)	$ 52	$ 77,242
REVENUE		
From investments (Note C)	6,531	5,058
From other sources	92	48
Total	6,675	82,348
EXPENSES		
Technical assistance (Note F)	39,914	47,534
Financial expenses	2	3
Total	39,916	47,537
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(33,241)	34,811
NET EXCHANGE GAINS	17,053	12,873
NET (DECREASE) INCREASE IN NET ASSETS	(16,188)	47,684
NET ASSETS AT BEGINNING OF PERIOD	220,533	215,467
NET ASSETS AT END OF PERIOD	**$ 204,345**	**$ 263,151**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 30,708	$ 50,129
Interest on investments received	6,395	4,815
Net cash received from (paid for) other activities	305	(433)
Technical assistance disbursed	(35,404)	(33,434)
Financial expenses paid	(2)	(3)
Net Cash Provided by Operating Activities	2,002	21,074
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	1,565	(16,946)
Net payments for securities purchased under resale arrangement	(1,991)	(2,935)
Net Cash Used in Investing Activities	(426)	(19,881)
Effect of Exchange Rate Changes on Due from Banks	92	153
Net Increase in Due from Banks	1,668	1,346
Due from Banks at Beginning of Period	1,828	1,493
Due from Banks at End of Period	$ 3,496	$ 2,839

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-month Periods Ended 30 June 2007 and 2006
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2006 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2007 and 2006 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The eighth replenishment of the Asian Development Fund (ADF IX) and the third regularized replenishment of the Technical Assistance Special Fund (TASF) became effective in April 2005. Under the resolution, a specific portion of the contribution is to be allocated to TASF.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency and is used to measure exchange gains and losses.

The financial statements are presented on the basis of those for not-for-profit organizations. TASF reports contributed cash and other assets as unrestricted assets as these are made available without conditions other than for the purpose of pursuing the objectives of the TASF. The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investments held as of 30 June 2007 and 31 December 2006 comprised of holdings in time deposits and are reported at cost which is a reasonable estimate of fair value. Realized and unrealized gains and losses are included in revenue from investments.

The annualized rate of return on the average investments held during the six-month period ended 30 June 2007, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 4.69% (3.93% - 2006).

NOTE D - SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

TASF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are not recorded on TASF's balance sheet and are not re-pledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

NOTE E - OTHER ASSETS AND MISCELLANEOUS LIABILITIES

Included in other assets and liabilities are the following interfund balances:

	30 June	31 December
Receivable from:		
OCR	$ 74,000	$ -
ADF	11,606,000	2,650,000
JSF	2,000	5,000
Agency Trust Funds - net	12,000	12,000
Total	$11,694,000	$2,667,000
Payable to OCR	$ -	$ 97,000

NOTE F - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the six-month period ended 30 June 2007, a net amount of $3,683,000 ($5,857,000 - 2006) was written back as a reduction in TA. Total undisbursed commitments are denominated in United States dollars and represent effective TA for projects, which have not been disbursed.

NOTE G - CONTRIBUTIONS

With the effectivity of ADF IX and the third replenishment of TASF, contribution commitments from 27 donors totaling $212,585,000 were allocated to TASF. Of this, $76,956,000 was recorded as "Due from Contributors" and is payable throughout the replenishment period of four years in accordance with the encashment schedule. Contribution for the period ended 30 June 2007 pertains to the direct and voluntary contribution of India amounting to Rs2.25 million ($52,000 equivalent).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

	30 June (Unaudited)			31 December		
ASSETS	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
DUE FROM BANKS	$ 1,744	$ 2,514	$ 4,258	$ 1,865	$ 3,035	$ 4,900
INVESTMENTS (Note C)	32,964	225,260	258,224	32,208	208,064	240,272
ACCRUED REVENUE	164	1,390	1,554	55	1,167	1,222
OTHER ASSETS (Note E)	19	4,683	4,702	50	4,391	4,441
TOTAL	**$ 34,891**	**$ 233,847**	**$ 268,738**	**$ 34,178**	**$ 216,657**	**$ 250,835**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E)	$ 28	$ 144	$ 172	$ 70	$ 198	$ 268
UNDISBURSED COMMITMENTS						
Technical assistance (Note F)	1,063	89,678	90,741	1,259	85,516	86,775
TOTAL LIABILITIES	1,091	89,822	90,913	1,329	85,714	87,043
NET ASSETS (JSF-2) (Note G), represented by:						
Uncommitted Balances						
Unrestricted	-	144,025	144,025	-	130,943	130,943
Temporarily restricted	27,503	-	27,503	27,418	-	27,418
	27,503	144,025	171,528	27,418	130,943	158,361
Net Accumulated Investment Income						
Temporarily restricted	6,297	-	6,297	5,431	-	5,431
	33,800	144,025	177,825	32,849	130,943	163,792
TOTAL	**$ 34,891**	**$ 233,847**	**$ 268,738**	**$ 34,178**	**$ 216,657**	**$ 250,835**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six-Month Periods Ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)			2006 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
CONTRIBUTIONS	$ -	$ 27,674	$ 27,674	$ -	$ 24,513	$ 24,513
REVENUE FROM INVESTMENTS	-	6,064	6,064	-	4,926	4,926
REVENUE FROM OTHER SOURCES	-	96	96	-	99	99
NET ASSETS REVERTED TO TEMPORARILY RESTRICTED ASSETS	(37)	-	(37)	(413)	-	(413)
Total	(37)	33,834	33,797	(413)	29,538	29,125
EXPENSES						
Technical assistance (Note F)	(37)	20,228	20,191	(420)	22,133	21,713
Administrative expenses	-	506	506	7	496	503
Total	(37)	20,734	20,697	(413)	22,629	22,216
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	-	13,100	13,100	-	6,909	6,909
NET EXCHANGE LOSSES	-	(18)	(18)	-	(58)	(58)
INCREASE IN UNRESTRICTED NET ASSETS	-	13,082	13,082	-	6,851	6,851
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	914	-	914	783	-	783
NET ASSETS REVERTED FROM UNRESTRICTED ASSETS	37	-	37	413	-	413
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	951	-	951	1,196	-	1,196
INCREASE IN NET ASSETS	951	13,082	14,033	1,196	6,851	8,047
NET ASSETS AT BEGINNING OF PERIOD	32,849	130,943	163,792	30,786	146,875	177,661
NET ASSETS AT END OF PERIOD	**$ 33,800**	**$ 144,025**	**$ 177,825**	**$ 31,982**	**$ 153,726**	**$ 185,708**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)			2006 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ 27,674	$ 27,674	$ -	$ 24,513	$ 24,513
Interest on investments received	756	5,842	6,598	545	4,612	5,157
Technical assistance disbursed	(169)	(16,337)	(16,506)	(629)	(17,857)	(18,486)
Administrative expenses paid	-	(581)	(581)	(7)	(580)	(587)
Net cash received from other activities	48	151	199	50	44	94
Net Cash Provided by (Used in) Operating Activities	635	16,749	17,384	(41)	10,732	10,691
CASH FLOWS FROM INVESTING ACTIVITES						
Net investments	(756)	(17,197)	(17,953)	454	(9,111)	(8,657)
Net (payments for) receipts from securities purchased under resale arrangement (Note D)	-	(78)	(78)	-	233	233
Net Cash (Used in) Provided by Investing Activities	(756)	(17,275)	(18,031)	454	(8,878)	(8,424)
Effect of Exchange Rate Changes on Due from Banks	-	5	5	-	(233)	(233)
Net (Decrease) Increase in Due from Banks	(121)	(521)	(642)	413	1,621	2,034
Due from Banks at Beginning of Period	1,865	3,035	4,900	1,742	3,616	5,358
Due from Banks at End of Period	$ 1,744	$ 2,514	$ 4,258	$ 2,155	$ 5,237	$ 7,392

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-month Periods Ended 30 June 2007 and 2006
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2006 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2007 and 2006 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the Japan Special Fund (JSF). The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of JSF, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations and as unrestricted and temporarily restricted net assets. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investments held as of 30 June 2007 and 31 December 2006 comprised of holdings in time deposits denominated in United States dollar and are reported at cost which is a reasonable estimate of fair value. Realized and unrealized gains and losses are included in revenue from investments.

The annualized rates of return on the average investments held under ACCSF and JSF during the six-month period ended 30 June 2007, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, were 5.30% and 5.28%, respectively (4.67% and 4.53% respectively - 2006).

NOTE D - SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

JSF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are not recorded on JSF's balance sheet and are not re-pledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

NOTE E - OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are the following interfund balances:

	30 June	31 December
Amounts Receivable by JSF from:		
ACCSF	$ 28,000	$ 70,000
Agency Trust Funds - net	5,000	-
	$ 33,000	$ 70,000
Amounts Payable by:		
JSF to: Ordinary Capital Resources	$112,000	$125,000
TASF	2,000	5,000
Agency Trust Funds - net	-	1,000
Total	$114,000	$131,000
ACCSF to JSF	$ 28,000	$ 70,000

NOTE F - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the six-month period ended 30 June 2007, an amount of $1,457,000 ($2,519,000 - 2006) was thus written back as a reduction in TA. $122,000 ($422,000 - 2006) of this amount corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective TA for projects that have not been disbursed.

NOTE G - CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 30 June 2007, the remaining temporarily restricted uncommitted balance is that of ACCSF amounting to $27,503,000 ($27,418,000 - 31 December 2006).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 June (Unaudited)	31 December
DUE FROM BANKS	$ 1,671	$ 696
INVESTMENTS (Note C)	9,779	5,044
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note D)	1,786	1,595
PROPERTY, FURNITURE, AND EQUIPMENT	276	286
DUE FROM CONTRIBUTORS	-	11,263
OTHER ASSETS	1,847	1,791
TOTAL	**$ 15,359**	**$ 20,675**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 3,529	$ 3,267
UNCOMMITTED BALANCES (ADBISF-2)	11,830	17,408
TOTAL	**$ 15,359**	**$ 20,675**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six-Month Periods Ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)		2006	
CHANGES IN UNRESTRICTED NET ASSETS				
REVENUE				
From investments (Notes B & C)		$ 38		$ 2
From other sources - net		1		2
Total		39		4
EXPENSES				
Administrative expenses	$ 4,087		$ 3,895	
Program expenses	1,041	5,128	1,358	5,253
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES		(5,089)		(5,249)
EXCHANGE GAINS (LOSSES) - NET		7		(57)
TRANSLATION ADJUSTMENTS		(496)		295
DECREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS		(5,578)		(5,011)
NET ASSETS AT BEGINNING OF PERIOD		17,408		16,839
NET ASSETS AT END OF PERIOD		**$ 11,830**		**$ 11,828**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 11,263	$ -
Interest on investments received	38	-
Expenses paid	(5,033)	(5,053)
Others - net	8	-
Net Cash Provided by (Used in) Operating Activities	6,276	(5,053)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(4,587)	(9,062)
Net (payments for) receipts from securities purchased under resale arrangements	(288)	14,170
Net Cash (Used in) Provided by Investing Activities	(4,875)	5,108
Effect of Exchange Rate Changes on Due from Banks	(426)	131
Net Increase in Due from Banks	975	186
Due from Banks at Beginning of Period	696	699
Due from Banks at End of Period	$ 1,671	$ 885

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-month Periods Ended 30 June 2007 and 2006
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2006 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2007 and 2006 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investment securities held as of 30 June 2007 and 31 December 2006 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value. Time deposits are reported at cost which is a reasonable estimate of fair value.

The annualized rate of return on the average investments held during the six-month period ended 30 June 2007 including receivable for securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.546% (0.011% - 2006).

NOTE D - SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADBISF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities received under resale arrangement are not recorded on ADBISF's balance sheet nor repledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 June (Unaudited)	31 December
DUE FROM BANKS	$ 4,444	$ 283
INVESTMENTS (Note C)	426,992	474,185
ACCRUED INCOME	787	761
ADVANCES FOR GRANTS	58,038	41,900
TOTAL	$ 490,261	$ 517,129
LIABILITIES AND UNCOMMITTED BALANCES		
PAYABLE TO OCR	$ 168	$ 253
UNDISBURSED COMMITMENTS (Note D)	459,428	497,394
UNCOMMITTED BALANCES (ATF-2), represented by: Unrestricted net assets	30,665	19,482
TOTAL	$ 490,261	$ 517,129

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six-Month Periods Ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 11,836	$ 12,106
From other sources	110	70
Total	11,946	12,176
EXPENSES		
Grants (Note D)	(34)	-
Administrative expenses	794	270
Total	760	270
REVENUE IN EXCESS OF EXPENSES	11,186	11,906
TRANSFER TO ORDINARY CAPITAL RESOURCES	-	(10,000)
NET EXCHANGE LOSSES	(3)	(4)
INCREASE IN NET ASSETS	11,183	1,902
NET ASSETS AT BEGINNING OF PERIOD	19,482	6,344
NET ASSETS AT END OF PERIOD	$ 30,665	$ 8,246

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 11,810	$ 11,913
Net cash received from other activities	106	66
Grants disbursed	(54,052)	(13,583)
Transfer to Ordinary Capital Resources	-	(10,000)
Administrative expenses paid	(896)	(282)
Net Cash Used In Operating Activities	(43,032)	(11,886)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Investments	47,193	14,097
Net Increase in Due from Banks	4,161	2,211
Due from Banks at Beginning of Period	283	553
Due from Banks at End of Period	$ 4,444	$ 2,764

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-month Periods Ended 30 June 2007 and 2006
(Unaudited)

NOTE A - NATURE OF OPERATIONS AND INTERIM REPORT

The Asian Tsunami Fund (ATF) was established on 11 February 2005 in response to the special circumstances surrounding the developing member countries (DMCs) that were stricken by the effects of the tsunami on 26 December 2004. The purpose of the Fund is to provide emergency grant financing promptly and effectively to affected DMCs in the form of technical assistance and investment projects to support reconstruction, rehabilitation and associated development activities following the tsunami disaster.

ATF will serve as a dedicated source of grant financing to support priority rehabilitation and reconstruction needs on a multi-sector basis. Resources from the Fund will be available to central governments and other suitable entities, including non-governmental organizations.

ATF's resources may consist of allocations from ordinary capital resources (OCR) and contributions from bilateral, multilateral and transfer of individual sources.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements of ATF are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investments held as of 30 June 2007 and 31 December 2006 comprised of holdings in time deposits denominated in United States dollar and are reported at cost which is a reasonable estimate of fair value.

The annualized rate of return on the average investments held during the period ended 30 June 2007, based on the portfolio held at the beginning and end of each month, was 5.28% (4.71% - 2006).

NOTE D - GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the project or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is accordingly eliminated. During the six-month period ended 30 June 2007, an amount of $34,000 (nil-2006) was thus written back. Total undisbursed commitments are denominated in United States dollars and represent effective grant for projects, which have not been disbursed.

ASIAN DEVELOPMENT BANK - PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 June (Unaudited)	31 December
DUE FROM BANKS	$ 4,954	$ 1,618
INVESTMENTS (Note C)	43,403	35,280
ACCRUED INCOME	117	65
DUE FROM CONTRIBUTORS	10,262	11,293
ADVANCES FOR GRANTS	667	290
TOTAL	**$ 59,403**	**$ 48,546**
LIABILITIES AND UNCOMMITTED BALANCES		
PAYABLE TO OCR	$ 12	$ -
UNDISBURSED COMMITMENTS (Note D)	44,113	42,500
UNCOMMITTED BALANCES (PEF-2), represented by: Unrestricted net assets	15,278	6,046
TOTAL	**$ 59,403**	**$ 48,546**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK - PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six-Month Periods Ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note E)	$ 9,404	$ 15,036
REVENUE		
From investments (Note C)	1,020	843
From other sources	93	-
Total	10,517	15,879
EXPENSES		
Grants (Note D)	2,000	80,000
Administrative expenses	28	1,300
Total	2,028	81,300
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	8,489	(65,421)
NET EXCHANGE GAINS (LOSSES)	743	(154)
NET INCREASE IN NET ASSETS	9,232	(65,575)
NET ASSETS AT BEGINNING OF PERIOD	6,046	85,497
NET ASSETS AT END OF PERIOD	**$ 15,278**	**$ 19,922**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK - PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 11,110	$ 10,382
Interest on investments received	968	913
Net cash received from other activities	93	0
Grant disbursed	(763)	(65,290)
Administrative expenses paid	(15)	(1,300)
Net Cash Provided by (Used in) Operating Activities	11,393	(55,295)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(8,051)	57,234
Effect of Exchange Rate Changes on Due from Banks	(6)	-
Net Increase in Due from Banks	3,336	1,939
Due from Banks at Beginning of Period	1,618	200
Due from Banks at End of Period	$ 4,954	$ 2,139

0 Less than $500.
The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK - PAKISTAN EARTHQUAKE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-month Periods Ended 30 June 2007 and 2006
(Unaudited)

NOTE A - NATURE OF OPERATIONS AND INTERIM REPORT

The Pakistan Earthquake Fund (PEF) was established on 14 November 2005 in response to the special circumstances confronted by Pakistan resulting from the effects of an earthquake on 8 October 2005. The objective of the PEF is to deliver emergency grant financing promptly and effectively to Pakistan for technical assistance and investment projects to support reconstruction, rehabilitation, and associated development activities.

PEF resources will be available to the Government of Pakistan and other suitable entities acceptable to the Government of Pakistan and ADB, including, where appropriate, non-government organizations.

PEF's resources may consist of contributions from ADB and other contributions from bilateral, multilateral, and other sources.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investments held as of 30 June 2007 and 31 December 2006 comprised of holdings in time deposits and are reported at cost which is a reasonable estimate of fair value.

The annualized rate of return on the average investments held during the six-month period ended 30 June 2007, based on the portfolio held at the beginning and end of each month, was 5.70% (5.12% - 2006).

NOTE D - GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the project or cancellation of a grant, any undisbursed amount is written back as a

reduction in grants for the period and the corresponding undisbursed commitment is accordingly eliminated. Total undisbursed commitments are denominated in United States dollars and represent effective grant for projects, which have not been disbursed.

NOTE E - CONTRIBUTIONS

In February 2007, the Government of the Kingdom of Belgium deposited an Instrument of Contribution, which undertakes to make contributions to the PEF a maximum amount of €9,924,000, through a debt-for-development swap arrangement with Pakistan. Under this arrangement, Pakistan shall transfer to the PEF as Belgium's contribution, an equivalent rupee amount corresponding to the net present value of the debt to be cancelled in three installments. Belgium's contribution shall be limited to the actual amount received by the Fund. The first installment of $4.4 million equivalent was received on 29 March 2007. The remaining installments are expected to be paid on 30 September 2007 and 31 March 2008.

Moreover, PEF received $5,000,000 as the second installment of the $20,000,000 total contribution committed by the Government of Norway in 2006 under the same arrangement.

ASIAN DEVELOPMENT BANK - REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2007
Expressed in Thousands of United States Dollars (Note B)

		30 June (Unaudited)
ASSETS		
DUE FROM BANKS (Note B)	$	1,000
INVESTMENTS (Note C)		39,166
ACCRUED INCOME		11
TOTAL	$	40,177
UNCOMMITTED BALANCES		
UNCOMMITTED BALANCES (RCIF-2), represented by: Unrestricted net assets	$	40,177
TOTAL	$	40,177

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK - REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Period 26 February to 30 June 2007
Expressed in Thousands of United States Dollars (Note B)

	30 June (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS	
CONTRIBUTIONS (Notes D)	$ 40,000
REVENUE FROM INVESTMENTS (Note C)	177
CONTRIBUTIONS AND REVENUE	40,177
NET ASSETS AT BEGINNING OF PERIOD	-
NET ASSETS AT END OF PERIOD	**$ 40,177**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK - REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Period 26 February to 30 June 2007
Expressed in Thousands of United States Dollars (Note B)

	30 June (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES	
Contributions received	$ 40,000
Interest on investments received	166
Cash Provided by Operating Activities	40,166
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Investments	(39,166)
Due from Banks at End of Period	$ 1,000

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK - REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-month Period Ended 30 June 2007
(Unaudited)

NOTE A - NATURE OF OPERATIONS AND INTERIM REPORT

The Regional Cooperation and Integration Fund (RCIF), together with Regional Cooperation and Integration (RCI)Trust Funds, was established on 26 February 2007 under the "umbrella" of Regional Cooperation and Integration Financing Partnership Facility (RCIFPF), in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to enhance regional cooperation and integration in Asia and the Pacific by facilitating the pooling and provision of additional financial and knowledge resources to support RCI activities.

Financial assistance will be provided in the form of untied grants for technical assistance (TA), including advisory, project preparatory, and regional TA.

RCIF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

NOTE C – INVESTMENTS

All investments held are in time deposits denominated in United States dollar and are reported at cost which is the reasonable estimate of fair value.

The annualized rate of return on the average investments held during the period ended 30 June 2007, based on the portfolio held at the beginning and end of each month, was 5.28%.

NOTE D - CONTRIBUTIONS

In May 2007, the Board of Governors approved the allocation of $40,000,000 to the RCIF from the 2006 OCR net income.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$1,000,000,000
4.375 per cent. Global Notes due 17 September 2010

Filed pursuant to Rule 3 of Regulation AD
Dated: September 18, 2007

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$1,000,000,000 principal amount of 4.375 per cent. Global Notes due 17 September 2010 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus") and in the Pricing Supplement relating to the Notes dated September 12, 2007 (the "Pricing Supplement"), each of which was filed previously under reports of the ADB dated July 20, 2005 and September 12, 2007, respectively. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 10, 2007, was filed under a report of the ADB dated April 10, 2007.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of September 12, 2007, the ADB entered into a Terms Agreement, which was previously filed under a report of the ADB dated September 14, 2007, with Citigroup Global Markets Inc., Nomura International plc, UBS Limited, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Deutsche Bank AG, London Branch, Dresdner Bank AG London Branch, HSBC

Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Morgan Stanley & Co. International plc, and RBC Capital Markets Corporation (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$1,000,000,000 for an issue price of 99.903% less management and underwriting fees and selling concessions of 0.075%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about September 18, 2007.

The Managers propose to offer all the Notes to the public at the public offering price of 99.903%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Citigroup Global Markets Inc.	U.S.$ 300,000,000
Nomura International plc	300,000,000
UBS Limited	300,000,000
Credit Suisse Securities (Europe) Limited	10,000,000
Daiwa Securities SMBC Europe Limited	10,000,000
Deutsche Bank AG, London Branch	10,000,000
Dresdner Bank AG London Branch	10,000,000
HSBC Bank plc	10,000,000
J.P. Morgan Securities Ltd	10,000,000
Merrill Lynch International	10,000,000
Mitsubishi UFJ Securities International plc	10,000,000
Morgan Stanley & Co. International plc	10,000,000
RBC Capital Markets Corporation	10,000,000
Total	U.S.$1,000,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.903%	0.075%	99.828%
Total	U.S.$ 999,030,000	U.S.$750,000	U.S.$ 998,280,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees...	$ 45,000*
Fees/Expenses of Independent Accountants..........	$ 35,000*
Listing Fees (Luxembourg)	$ 5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Terms Agreement dated September 12, 2007, previously filed under a report of the ADB dated September 14, 2007.

(d)(i) Information Statement dated April 10, 2007, previously filed under a report of the ADB dated April 10, 2007.

(ii) Pricing Supplement dated September 12, 2007, previously filed under a report of the ADB dated September 12, 2007.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

Writer's Direct Dial: (212) 225-2730
E-Mail: wolson@cgsh.com

September 18, 2007

Asian Development Bank
P.O. Box 789
0980 Manila, Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the several Managers (the "Managers") named in the Terms Agreement dated as of 12 September 2007 between the Asian Development Bank ("ADB") and the Managers, in connection with the offering by ADB of U.S.$1,000,000,000 principal amount of 4.375 per cent. Global Notes due 17 September 2010 (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the Prospectus dated July 20, 2005 relating to the Program and the Pricing Supplement dated 12 September 2007;

(b) the Standard Provisions dated as of 17 May 2004 relating to the issuance of Notes by ADB;

(c) an executed copy of the Uniform Fiscal Agency Agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB.

(d) the letter of instruction dated 14 September 2007 from ADB to the Federal Reserve Bank of New York, authorizing and requesting delivery of the Notes; and

(e) the opinion of the Assistant General Counsel of ADB dated 18 September 2007 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of the ADB dated 24 April 2007.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other instruments and other certificates of public officials, officers and representatives of ADB and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in book-entry form to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By *Wanda J. Olson*
Wanda J. Olson, a Partner

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's ZAR1,000,000,000
10.00 per cent. Global Notes due 31 August 2010

Filed pursuant to Rule 3 of Regulation AD
Dated: September 21, 2007

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of ZAR1,000,000,000 principal amount of 10.00 per cent. Global Notes due 31 August 2010 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus"), previously filed under a report of the ADB dated July 20, 2005, and in the Pricing Supplement relating to the Notes dated September 21, 2007 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 10, 2007, was filed under a report of the ADB dated April 10, 2007. The fiscal agent of the ADB with respect to the Notes is Citibank, N.A., 21st Floor Citigroup Centre, Canada Square, Canary Wharf, London, E14 5LB.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of September 21, 2007, the ADB entered into a Terms Agreement, filed herewith, with Royal Bank of Canada Europe Limited, ABN AMRO Bank N.V., UBS Limited and Deutsche Bank AG, London Branch (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers

have severally agreed to purchase, a principal amount of the Notes aggregating ZAR1,000,000,000 for an issue price of 101.1175 per cent. of the principal amount less a management and underwriting fee of 0.1875 per cent. of the principal amount and a selling concession of 1.1875 per cent. of the principal amount.

The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about September 28, 2007.

The Managers propose to offer all the Notes to the public at the public offering price of 101.1175%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Royal Bank of Canada Europe Limited	ZAR955,000,000
ABN AMRO Bank N.V.	20,000,000
UBS Limited	20,000,000
Deutsche Bank AG, London Branch	5,000,000
Total	ZAR1,000,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	101.1175%	1.375%	99.7425%
Total	ZAR1,011,175,000	ZAR13,750,000	ZAR997,425,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees..	$ 36,000*
Listing Fees (Luxembourg)	$ 5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) Terms Agreement dated September 21, 2007.

(d) (i) Information Statement dated April 10, 2007, previously filed under a report of the ADB dated April 10, 2007.

(ii) Pricing Supplement dated September 21, 2007.

TERMS AGREEMENT NO. 351-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

ZAR1,000,000,000

10.00 per cent. Global Notes due 31 August 2010

21 September 2007

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned managers (collectively, the "Managers") agree to purchase from the Asian Development Bank ("ADB") ZAR1,000,000,000 of ADB's 10.00 per cent. Global Notes due 31 August 2010 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 20 July 2005 (the "Prospectus") at 10:00 a.m., London time, on 28 September 2007 (the "Settlement Date") at an aggregate purchase price of ZAR997,425,000 on the terms set forth herein and in the Standard Provisions dated as of 17 May 2004 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference, except that all references therein to the Prospectus shall be deemed to refer to the Prospectus dated 20 July 2005 referred to herein. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to the Managers that the representations and warranties of ADB set forth in Section 2 of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained herein and in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of the Managers to purchase Notes hereunder is further subject to the

receipt by each of the Managers of the documents referred to in Section 6(b)(i), (ii) and (iv) of the Standard Provisions, if requested by the Managers.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus to be supplemented or updated.

The Managers hereby waive their right to receive the documents described in Section 6(b)(iii) and (v) of the Standard Provisions.

1. ADB agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 101.1175 per cent. of the principal amount less a management and underwriting fee of 0.1875 per cent. of the principal amount and a selling concession of 1.1875 per cent. of the principal amount.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Royal Bank of Canada Europe Limited	ZAR955,000,000
ABN AMRO Bank N.V	20,000,000
UBS Limited	20,000,000
Deutsche Bank AG, London Branch	5,000,000
Total	ZAR1,000,000,000

2. Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. Payment for the Notes shall be made on the Settlement Date by the Managers to Citibank, N.A., as common depositary for Euroclear and Clearstream, Luxembourg, for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank, N.A., as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Managers.

3. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having requested and received, or waived its receipt of, copies of the following documents:

(i) copies of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

(ii) copies of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

6. For purposes hereof, the notice details of ADB and each of the Managers are as follows:

For ADB:

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: +632 632-4713
Facsimile: +632 632-4120 or 636-2625

For the Managers:

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom
Attention: Origination & Syndication Desk
Telephone: +44 20 7029 7031
Facsimile: +44 20 7029 7927

7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes, as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, and arrangements satisfactory to the Managers and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of

any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

8. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

ROYAL BANK OF CANADA EUROPE LIMITED
ABN AMRO BANK N.V.
UBS LIMITED
DEUTSCHE BANK AG, LONDON BRANCH

By: ______________________
Name:
Title: Attorney-in-Fact

CONFIRMED AND ACCEPTED,
as of the date first written above:

ASIAN DEVELOPMENT BANK

By: ______________________
Name: Michael T. Jordan
Title: Assistant Treasurer

any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

8. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

ROYAL BANK OF CANADA EUROPE LIMITED
ABN AMRO BANK N.V.
UBS LIMITED
DEUTSCHE BANK AG, LONDON BRANCH

By:____________________
Name:
Title: Attorney-in-Fact

CONFIRMED AND ACCEPTED,
as of the date first written above:

ASIAN DEVELOPMENT BANK

By: [signature]
Name: Michael T. Jordan
Title: Assistant Treasurer

PRICING SUPPLEMENT

ADB

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 351-00-1

ZAR1,000,000,000

10.00 per cent. Global Notes due 31 August 2010

Issue price: 101.1175 per cent.

Lead Manager

RBC Capital Markets

Co-Lead Managers

ABN AMRO **UBS Investment Bank**

Deutsche Bank

The date of this Pricing Supplement is 21 September 2007.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of ZAR1,000,000,000 10.00 per cent. Global Notes due 31 August 2010 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 20 July 2005 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 7 December 2006.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Dealers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank.
2.	Series Number:		351-00-1.
3.	(i)	Specified Currency (Condition 1(c)):	South African Rand ("ZAR").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	The "Market Exchange Rate" will be the rate determined by Royal Bank of Canada Europe Limited, as calculation agent (the "Calculation Agent"), as follows: 1. On the second Business Day before the date on which a payment on the Notes is due, at approximately 11:00 a.m. London time, the Calculation Agent will refer to the bid quotation of the "ICAPZAR" screen of the Reuters Monitor Foreign Exchange Service or, if this is not available, the Calculation Agent will determine the Market Exchange Rate in the manner set out below. 2. The Calculation Agent will select the firm bid quotation for the Specified Currency by one of at least three banks, one of which may be the Calculation Agent, which will yield the greatest number of U.S. dollars upon conversion from the Specified Currency.

3. If fewer than three bids are available, the Calculation Agent will use the noon buying rate for cable transfers in the relevant currency in The City of New York, as certified for customs purposes by the Federal Reserve Bank of New York on the second Business Day before the date such payment is due or, if this rate is not available on that date, the Calculation Agent will determine the rate in its sole discretion, acting in good faith and in a commercially reasonable manner.

Payments made in U.S. dollars under the circumstances set forth in Condition 7(i) will not constitute a default under the Notes and holders will be responsible for all currency exchange costs.

4.	Aggregate Nominal Amount:	ZAR1,000,000,000.
5.	(i) Issue Price:	101.1175 per cent. of the Aggregate Nominal Amount.
	(ii) Net proceeds:	ZAR997,425,000.
6.	Specified Denominations (Condition 1(a)):	ZAR10,000.
7.	(i) Issue Date (Condition 5(d)):	28 September 2007.
	(ii) Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):	31 August 2010.
9.	Interest Basis (Condition 5)):	Fixed Rate (Condition 5(a)) (further particulars specified below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e)	Not applicable.

	and (f)):	
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg Stock Exchange.
15.	Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):		Applicable.
	(i)	Rate(s) of Interest:	10.00 per cent. per annum, payable annually in arrear.
	(ii)	Interest Payment Date(s):	31 August of each year, from and including 31 August 2008 to and including the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	ZAR1,000 per Specified Denomination except for the first Interest Payment Date on 31 August 2008 which is subject to Broken Amount per paragraph 16(iv) below.
	(iv)	Broken Amount(s):	ZAR923.50 per Specified Denomination payable on 31 August 2008.
	(v)	Day Count Fraction (Condition 5(d)):	Actual/Actual – ICMA.
	(vi)	Determination Date(s):	Not applicable.
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Actual/Actual – ICMA has the meaning given to Actual/Actual – ISMA in the Prospectus.
17.	Floating Rate Note Provisions (Condition 5(b)):		Not applicable.
18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):		Not applicable.
19.	Index-Linked Interest Note Provisions:		Not applicable.
20.	Dual Currency Note Provisions:		Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.
22.	Put Option (Condition 6(f)):	Not applicable.
23.	Final Redemption Amount:	Aggregate Nominal Amount.
	(i) Alternative Payment Mechanism (Condition 7(a) and (c)):	Not applicable.
	(ii) Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii) Variable Redemption Amount (Condition 6(d))	Not applicable.
24.	Early Redemption Amount:	
	(i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
	(ii) Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Registered Notes.
	(i) Temporary or Permanent Global Note:	Permanent Global Note.
	(ii) Exchange Date in respect of Temporary Global Note:	Not applicable.
	(iii) Applicable TEFRA exemption:	Not applicable.
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.

27. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment: Not applicable.

28. Details relating to Installment Notes: Not applicable.

29. Redenomination, renominalization and reconventioning provisions: Not applicable.

30. Consolidation provisions: Not applicable.

31. Other terms or special conditions:

(i) Relevant Financial Centers: Johannesburg, London and New York..

(ii) Payment Dates: If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day and shall not be obliged to pay any interest or other payment in respect of such postponed payment.

"Business Day" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Johannesburg, London and New York.

Distribution

32. (i) If syndicated, names of Managers:

Royal Bank of Canada Europe Limited
ABN AMRO Bank N.V.
UBS Limited
Deutsche Bank AG, London Branch

(ii) Stabilizing Manager (if any): Not applicable.

(iii) Commissions and 1.375 per cent.

Concessions:

33.	If non-syndicated, name of Dealer:	Not applicable.
34.	Additional selling restrictions:	The following paragraph shall be deemed to be set out under the heading "Republic of South Africa" in the section entitled "Plan of Distribution" in the Prospectus: "Each Dealer has agreed that it has not and will not offer for sale or subscription or sell any Notes, directly or indirectly, within the Republic of South Africa or to any person or corporate or other entity resident in the Republic of South Africa except (a) in accordance with the exchange control regulations of the Republic of South Africa and (b) to any entity resident or within the Republic of South Africa in accordance with the Commercial Paper regulations and the Companies Act 1973."

Operational Information

35.	(i)	ISIN:	XS0322744714.
	(ii)	CUSIP:	Not applicable.
	(iii)	CINS:	Not applicable.
	(iv)	Other:	Not applicable.
36.	Common Code:		032274471.
37.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):		Euroclear and Clearstream, Luxembourg only.
38.	Delivery:		Delivery against payment.
39.	Additional Paying Agent(s) (if any):		Not applicable.
40.	Governing Law:		English.

Additional Information

The Notes are denominated in ZAR. Since South Africa is not an ADB member country, ADB will not enjoy in South Africa its usual rights, immunities, privileges and exemptions which are conferred upon ADB by the Agreement Establishing the Asian Development Bank and by statutes, laws and regulations of member countries. Such privileges include immunity with respect to exchange controls and an exemption from withholding taxes with respect to payments on ADB's debt securities.

While the South African exchange control regulations presently in effect do not impose restrictions on payments on the Notes, no assurance can be given that these laws will not change in the future. If, due to the imposition of exchange controls or other circumstances beyond the control of ADB, South African rand are not expected to be available to ADB, ADB will be entitled to satisfy its obligations to holders of Notes in respect of such payment by making such payments in U.S. dollars on the basis of the Market Exchange Rate (as defined under "Terms and Conditions" above) on the date of such payment or, if the Market Exchange Rate is not available on such date, as of the most recent practicable date. Any payment made by ADB under such circumstances in U.S. dollars shall constitute valid payment and shall not constitute a default in respect of the Notes.

Under current South African law, no withholding tax will be applicable to payments on the Notes to investors. However, no assurance can be given that these laws will not change in the future. The Notes do not require ADB to compensate holders of the Notes in the event of a change in South African law that results in withholding taxes being deducted from payments on the Notes.

Taxation

Under existing South African law, all payments of principal and interest in respect of the Notes will be exempt from any taxes, levies, imposts, duties, deduction, withholdings or other charges, of whatsoever nature, imposed, levied, collected, withheld or assessed by the South African government or any political subdivision or taxing authority thereof or therein so long as the beneficial owner of the relevant Notes is not either:

(1) a natural person who: (i) is ordinarily resident in South Africa; or (ii) who has been physically present in South Africa for at least 91 days in aggregate during the relevant year of assessment and during each of the preceding 5 years of assessment and for at least 915 days in aggregate during such 5 years; or

(2) a person other than a natural person which is incorporated, established or formed in South Africa or which has its place of effective management in South Africa.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the most recently published Information Statement of ADB. ADB's latest Information Statement was issued on 10 April 2007.

Recent Developments

On 7 May 2007, ADB's Board of Governors approved the following with respect to its 2006 ordinary capital resources net income:

(a) U.S.$138.5 million, representing the FAS 133 adjustment as of 31 December 2006, be added to the net income from the cumulative revaluation adjustments account;

(b) U.S.$52.0 million, representing the adjustment to the loan loss reserve as of 31 December 2006, be added to the loan loss reserve;

(c) U.S.$286.2 million be allocated to ordinary reserve;

(d) U.S.$286.2 million be allocated to surplus;

(e) U.S.$40.0 million be allocated to the Asian Development Fund; and

(f) U.S.$40.0 million be allocated to the Regional Cooperation and Integration Fund.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By:____________________________

Name: Michael T. Jordan
Title: Assistant Treasurer

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: ______________________

Name: Michael T. Jordan

Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

Postal Address
P.O. Box 789
0980 Manila
Philippines

GLOBAL AGENT, REGISTRAR AND TRANSFER AGENT

Citibank, N.A.
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT,
PAYING AGENT
AND TRANSFER AGENT

Fortis Banque Luxembourg S.A.
50, avenue J.F. Kennedy
L-2951 Luxembourg

LEGAL ADVISERS TO THE DEALERS

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

END